Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

SAEXPLORATION HOLDINGS, INC.

SAExploration Holdings, Inc. (the “Corporation”), a corporation duly incorporated and validly existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby files this Certificate of Amendment (this “Amendment”) to the Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Corporation (as heretofore amended) and hereby certifies as follows:

1.    Section 4.1 of Article IV of the Corporation’s Certificate of Incorporation, as heretofore amended, is hereby amended and restated in its entirety to read as follows:

4.1    Authorized Stock. The total number of shares of all classes of stock that the Corporation shall have authority to issue is (a) 201,000,000, shares, divided into 200,000,000 shares of Common Stock, with the par value of $0.0001 per share (the “Common Stock”), and (b) 1,000,000 shares of Preferred Stock, with the par value of $0.0001 per share (the “Preferred Stock”). The authorized number of shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, and no separate vote of such class of stock the authorized number of which is to be increased or decreased shall be necessary to effect such change.

2.    Section 5.3 of Article V of the Corporation’s Certificate of Incorporation, as heretofore amended, is hereby amended and restated in its entirety to read as follows:

5.3    Vacancy. Subject to the rights of holders of any series of Preferred Stock then outstanding, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board, may be filled by the affirmative votes of a majority of the remaining members of the Board (or the sole remaining director, as the case may be); provided, that for so long as any of Whitebox Advisors LLC, BlueMountain Capital Management, LLC or Highbridge Capital Management LLC (each, a “Principal Stockholder”) holds (together with its affiliates, excluding the Corporation and its other affiliates) at least nine percent (9%) of the outstanding Common Stock, in the event of any vacancy occurring due to the death, resignation, removal or other event causing the absence of a director nominated by any of the Principal Stockholders, the Principal Stockholder that nominated such director shall be entitled to nominate a successor to such director, and the Corporation and the Board shall take all actions necessary to ensure that such successor is appointed to the Board as promptly as practicable. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is elected and qualified or the director’s earlier death, resignation, disqualification or removal.

3.    Section 8.1 of Article VIII of the Corporation’s Certificate of Incorporation, as heretofore amended, is hereby amended and restated in its entirety to read as follows:

8.1    Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended or amended and restated from time to time in accordance with the terms hereof) are granted subject to the rights reserved in this Section 8.1. Notwithstanding the foregoing, in addition to any vote required by the Certificate of Incorporation or otherwise required by law, so long as any Principal Stockholder (together with its affiliates, excluding the Corporation and its other affiliates) holds at least nine percent (9%) of the Corporation’s outstanding Common Stock, the consent of each such Principal Stockholder shall be required for any amendment, repeal or addition hereto that would have the effect of limiting (i) the proviso to the first sentence of Section 5.3, (ii) this sentence of this Section 8.1, (iii) the second sentence of Section 8.2 or (iv) Article IX.

4.    Section 8.2 of Article VIII of the Corporation’s Certificate of Incorporation, as heretofore amended, is hereby amended and restated in its entirety to read as follows:

8.2    By-law Amendments. The By-laws may be amended or repealed and new By-laws may be adopted by the affirmative vote of a majority in voting power of shares of stock entitled to vote thereon. Notwithstanding the foregoing, so long as any Principal Stockholder (together with its affiliates, excluding the Corporation and its other affiliates) holds at nine percent (9%) of the Corporation’s outstanding Common Stock, the consent of each such Principal Stockholder shall be required for any amendment, repeal or addition to the By-laws that would have the effect of limiting such Principal Stockholder’s rights pursuant to Section 2.9, Section 3.3(b), Section 3.16, Article IV, Article VI or Section 7.7 thereof.

5.    This Amendment was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation, in accordance with the provisions of Section 242(b) of the DGCL.

6.    This Amendment shall become effective upon its filing in accordance with the provisions of Section 103(d) of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 5th day of March, 2018.

SAEXPLORATION HOLDINGS, INC.

By:	/s/ Brent Whiteley
Name:	Brent Whiteley
Title:	Chief Financial Officer, General Counsel
and Secretary